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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Palatin Technologies, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

696077304

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 696077304	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Slezak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power
		1,587,974
Number of	6.	Shared Voting Power
Shares		2,698,010
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		1,587,974
Person
With:	8.	Shared Dispositive Power
		2,698,010

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,984

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 7.94%

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes shares issuable upon the exercise of warrants to purchase an aggregate of 268,364 shares of Issuer’s common stock that are exercisable within 60 days of the date of this Schedule 13G.

(2)	Includes shares issuable upon the exercise of warrants to purchase an aggregate of 497,833 shares of Issuer’s common stock that are exercisable within 60 days of the date of this Section 13G.

(3)	Calculated assuming exercise of warrants to purchase an aggregate of 766,197 shares of Issuer’s common stock and based upon the 53,980,506 shares of common stock outstanding as of the close of business on November 5, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 9, 2004.

CUSIP No. 696077304	13G	Page 3 of 5 Pages

Item 1(a)    Name of Issuer:

Palatin Technologies, Inc.

Item 1(b)    Address of Issuer’s Principal Executive Offices:

4-C Cedar Brook Drive Cranbury, New Jersey 08512

Item 2(a)    Name of Person Filing:

Mark Slezak

Item 2(b)    Address of Principal Business Office or, if none, Residence:

c/o Lurie Investments, Inc.
Two North Riverside Plaza
Suite 1500
Chicago, IL 60606

Item 2(c)    Citizenship:

United States of America

Item 2(d)    Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2(e)    CUSIP Number:

696077304

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        ☒   Not Applicable

(a)   ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)   ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)   ☐   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)   ☐   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)   ☐   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)   ☐   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)   ☐   A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 696077304	13G	Page 4 of 5 Pages

(h)   ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   ☐   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
             Company Act of 1940 (15 U.S.C. 80a-3);

(j)   ☐   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

The Reporting Person’s calculation of its percentage ownership of the common stock, $0.01 par value per share of Palatin Technologies, Inc., (“Common Stock”) is based upon 53,980,506 shares of Common Stock issued and outstanding as of the close of business on November 5, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 9, 2004 and includes the beneficial ownership by the Reporting Person of an aggregate of 766,197 warrants (the “Warrants”) to purchase an equivalent number of shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13G.

          (a)    Amount beneficially owned:

4,285,984

          (b)    Percent of class:

7.94%

          (c)    Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote

   1,587,974*

(ii)     Shared power to vote or to direct the vote

   2,698,010**

(iii)     Sole power to dispose or direct the disposition of

   1,587,974*

(iv)     Shared power to dispose or to direct the disposition of

   2,698,010**

*	As of December 31, 2004, the Reporting Person had sole voting power and sole investment power over shares of Common Stock and Warrants held of record as follows:

Alfatech, LLC	1,319,610 shares of Common Stock 268,364 Warrants

CUSIP No. 696077304	13G	Page 5 of 5 Pages

**	As of December 31, 2004, the Reporting Person had shared voting power and shared investment power over shares of Common Stock and Warrants held of record as follows:

Lurie Investment Fund, LLC	1,793,065 shares of Common Stock 409,805 Warrants

WASK Investments, LLC	352,112 shares of Common Stock 88,028 Warrants

Lurie Investments, Inc.	55,000 shares of Common Stock

Item 5.    Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company or Control Person

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005
By:	/s/ Mark Slezak
Name:	Mark Slezak